EXHIBIT 99.1 - Notice of Change of Transfer Agent

Effective January 1, 2021, Enerplus Corporation has appointed AST Trust Company (Canada) ("AST") as the transfer agent and registrar for its common shares. All share ownership and transfer records will automatically transfer from Computershare Trust Company of Canada, the former transfer agent and registrar, to AST, and no action is required on the part of any shareholder.